Klondex Provides Exploration Update at Hollister
Reports Promising Intercepts at the Gloria Zone;

Vancouver, BC - October 11, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex”or the “Company”) is pleased to provide an update on recent and historic exploration results at its Hollister Mine in Nevada (see FIGURE 1).

Gloria West Drilling Highlights: (see TABLE 1 below for complete results)

•	GLOR15-034: 4.18 opt AuEq over 8.4 ft, or 143.3 g/t over 2.6 m

◦	Including 18.36 opt AuEq over 1.7 ft, or 629.6 g/t over 0.5 m

•	GLOR14-001: 2.42 opt AuEq over 2.2 ft, or 83.1 g/t over 0.7 m

•	GLOR14-001: 3.63 opt AuEq over 0.5 ft, or 124.3 g/t over 0.2 m

•	GLOR15-006: 3.59 opt AuEq over 1.1 ft, or 123.0 g/t over 0.3 m

•	GLOR15-010: 1.39 opt AuEq over 7.2 ft, or 47.8 g/t over 2.2 m

◦	Including 2.48 opt AuEq over 3.3 ft, or 85.2 g/t over 1.0 m

•	GLOR15-011: 2.20 opt AuEq over 1.4 ft, or 75.6 g/t over 0.4 m

•	GLOR15-020: 1.43 opt AuEq over 4.1 ft, or 48.9 g/t over 1.2 m

◦	Including 8.07 opt AuEq over 0.7 ft, or 276.7 g/t over 0.2 m

•	GLOR15-025: 3.85 opt AuEq over 0.6 ft, or 132.0 g/t over 0.2 m

•	GLOR15-026: 2.20 opt AuEq over 2.5 ft, or 75.32g/t over 0.8 m

•	GLOR15-032: 3.74 opt AuEq over 1.7 ft, or 128.2 g/t over 0.5 m

A total of 36 underground holes totaling 17,998 ft. (5,486 m) were drilled in 2014 and 2015 by the prior owner and were not previously released. These holes encountered multiple veins and extended the Gloria vein system approximately 800 ft to the West and approximately 300 ft vertically. The Gloria vein system remains open up and down dip and along strike to the West. Klondex intends to infill drill the Gloria vein system in Q4 2016 to develop a Mineral Resource estimate and continue stepping out to the West (see FIGURE 2).

Hatter Graben Historical Drilling Highlights:

•	H8-264: 0.54 opt Au over 7.8 ft, or 18.6 g/t over 2.4 m (est. true width of 5.5 ft, or 1.7 m)

•	H8-269: 1.77 opt Au over 2.1 ft, or 60.7 g/t over 0.6 m (est. true width of 1.5 ft, or 0.5 m)

•	H8-274: 7.8 opt Au over 1.4 ft, or 268.0 g/t over 0.4 m (est. true width of 1.0 ft, or 0.3 m)

•	H8-281: 1.4 opt Au over 2.3 ft, or 48.0 g/t over 0.7 m (est. true width of 1.3 ft, or 0.4 m)

•	H8-285: 0.47 opt Au over 12.5 ft, or 16.0 g/t over 3.8 m (est. true width of 8.8 ft, or 2.7 m)

The historic drilling program was conducted in 2008. Three holes did not render any significant results. This surface exploration drill program discovered the Hatter Graben vein system, an east-west trending structural zone containing several sub-parallel high grade veins. Results of this program indicate the system is approximately 1,800 ft (~550 m) in strike and approximately 1,200 ft (365 m) vertical extent and open in all directions. Klondex intends to infill the widely spaced drill holes from surface to develop a Mineral Resource estimate.

Mr. Paul Huet, President and CEO commented, “We are extremely excited to be reunited with this important asset. Several members of the Klondex team have significant experience with and knowledge of Hollister. We believe the Gloria and the Hatter Graben zones have significant exploration potential.” Mr. Huet continued, “We have successfully completed the consolidation of Fire Creek, Midas and Hollister, three high grade underground mines servicing one central mill at Midas, providing a unique opportunity to capture significant synergies among these operations. This has been a long-term vision and we are extremely proud of our team to be the company to finally accomplish this goal.”

To the knowledge of Klondex, vein samples were analyzed by either metallic screen or standard fire assay procedures and QA/QC results were within acceptable limits. Assays were performed by ALS Chemex of Reno, Nevada, an ISO 17025 accredited independent laboratory. The historical data was verified by Klondex's technical team led by Brian Morris, Vice President of Exploration of Klondex and a "qualified person" within the meaning of National Instrument 43-101 ("NI 43-101").

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora (formerly known as Esmeralda) mine and ore milling facility, also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to the exploration potential at the Hollister Mine, future exploration plans of Klondex and any synergies that may be captured by Klondex as a result of the consolidation of Fire Creek, Midas and Hollister. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

TABLE 1: Gloria West Drill Program - Complete Results
Hole ID	Azi	Incl	TD	From	To	Length	Au Grade	Ag Grade	AuEq Grade	From	To	Length	Au Grade	Ag Grade	AuEq Grade
			(ft)	(ft)	(ft)	(ft)	(oz/st)	(oz/st)	(oz/st)	(m)	(m)	(m)	(g/Tonne)	(g/Tonne)	(g/Tonne)	Vein
GLOR14-001	357	-45	1244	897.5	900.0	2.5	1.187	3.44	1.235	273.6	274.3	0.8	40.69	118.09	42.33	Gloria
and				1006.0	1007.4	1.4	0.338	6.92	0.434	306.6	307.1	0.4	11.60	237.19	14.89	Gloria
and				1046.0	1048.5	2.5	1.694	2.55	1.730	318.8	319.6	0.8	58.09	87.27	59.30	Gloria
and				1056.0	1061.0	5.0	0.246	0.72	0.256	321.9	323.4	1.5	8.42	24.77	8.76	Gloria
and				1102.5	1103.4	0.9	0.428	4.23	0.487	336.0	336.3	0.3	14.68	145.11	16.70	Gloria
and				1148.8	1151.0	2.2	2.168	18.36	2.422	350.2	350.8	0.7	74.32	629.50	83.05	Gloria
and				1158.5	1161.0	2.5	0.965	5.55	1.042	353.1	353.9	0.8	33.08	190.15	35.72	Gloria
and				1186.7	1187.2	0.5	3.363	19.00	3.626	361.7	361.9	0.2	115.29	651.52	124.33	Gloria

GLOR14-002	347	-45	1334	968.0	969.8	1.8	0.638	1.30	0.656	295.0	295.6	0.5	21.86	44.40	22.48	Gloria
and				1031.3	1032.4	1.1	2.456	8.99	2.580	314.3	314.7	0.3	84.12	308.00	88.39	Gloria
and				1110.9	1112.5	1.6	0.864	1.00	0.878	338.6	339.1	0.5	29.60	34.30	30.07	Gloria
and				1183.6	1186.2	2.6	0.525	1.39	0.544	360.8	361.6	0.8	17.98	47.72	18.64	Gloria
incl				1183.6	1184.3	0.7	1.471	3.33	1.517	360.8	361.0	0.2	50.39	114.00	51.97	Gloria

GLOR15-003	22	39	413	293.2	294.5	1.3	0.820	10.20	0.961	89.4	89.8	0.4	28.13	319.00	32.55	Gloria

GLOR15-004	18	0	380	192.5	194.8	2.3	1.825	1.67	1.848	58.7	59.4	0.7	62.57	57.20	63.37	Gloria
and				261.5	263.1	1.6	0.157	1.30	0.175	79.7	80.2	0.5	5.39	44.40	6.01	Gloria
and				320.5	321.0	0.5	3.439	13.20	3.622	97.7	97.8	0.2	117.92	413.00	123.65	Gloria
and				357.2	358.3	1.1	0.132	27.70	0.516	108.9	109.2	0.3	4.53	866.00	16.54	Gloria

GLOR15-005	20	-24	380	212.0	212.7	0.7	1.534	1.55	1.556	64.6	64.8	0.2	52.59	53.20	53.33	Gloria
and				289.7	290.2	0.5	0.113	0.22	0.116	88.3	88.5	0.2	3.86	7.60	3.97	Gloria
and				303.0	306.0	3.0	0.332	3.00	0.374	92.4	93.3	0.9	11.40	100.00	12.78	Gloria

GLOR15-006	17	46	425	238.2	238.7	0.5	1.332	6.00	1.415	72.6	72.8	0.2	45.66	218.00	48.68	Gloria
and				270.0	271.1	1.1	3.542	3.30	3.588	82.3	82.6	0.3	121.45	109.00	122.97	Gloria
and				331.8	332.4	0.6	0.531	1.53	0.552	101.1	101.3	0.2	18.20	52.50	18.93	Gloria

GLOR15-007	18	34	401	182.5	184.9	2.4	0.645	0.62	0.654	55.6	56.4	0.7	22.13	21.30	22.43	Gloria
and				270.2	271.4	1.2	0.153	20.30	0.434	82.4	82.7	0.4	5.25	695.00	14.89	Gloria

GLOR15-008	21	15	379	247.2	247.7	0.5	0.123	9.20	0.251	75.3	75.5	0.2	4.20	316.00	8.58	Gloria
and				260.0	260.5	0.5	0.137	2.16	0.167	79.2	79.4	0.2	4.69	74.10	5.72	Gloria
and				324.6	325.1	0.5	0.200	8.90	0.323	98.9	99.1	0.2	6.87	304.00	11.09	Gloria

GLOR15-009	18	-11	430	146.7	147.4	0.7	0.671	0.57	0.679	44.7	44.9	0.2	23.00	19.40	23.27	Gloria
and				162.4	163.6	1.2	0.224	0.21	0.227	49.5	49.9	0.4	7.67	7.30	7.77	Gloria
and				272.0	275.3	3.3	0.240	0.95	0.254	82.9	83.9	1.0	8.24	32.64	8.69	Gloria
and				279.4	280.2	0.8	0.170	12.80	0.347	85.2	85.4	0.2	5.84	440.00	11.94	Gloria

GLOR15-010	19	40	426	147.3	154.5	7.2	1.319	5.41	1.394	44.9	47.1	2.2	45.22	184.98	47.79	Gloria
incl				147.3	150.6	3.3	2.340	10.38	2.484	44.9	45.9	1.0	80.23	355.00	85.16	Gloria
and				272.8	276.6	3.8	0.500	16.96	0.735	83.1	84.3	1.2	17.12	582.42	25.20	Gloria

GLOR15-011	18	26	377	134.9	136.0	1.1	2.110	4.60	2.174	41.1	41.5	0.3	72.33	157.00	74.50	Gloria
and				236.3	237.7	1.4	2.164	2.88	2.204	72.0	72.5	0.4	74.19	98.80	75.56	Gloria
and				243.7	244.4	0.7	0.113	0.33	0.118	74.3	74.5	0.2	3.88	11.40	4.04	Gloria
and				337.0	338.0	1.0	0.424	4.20	0.482	102.7	103.0	0.3	14.53	144.00	16.53	Gloria

GLOR15-012	19	-21	350			No Significant Intercepts						No Significant Intercepts

GLOR15-013	355	4	328	93.9	95.0	1.1	0.495	0.58	0.503	28.6	29.0	0.3	16.97	19.90	17.25	Gloria
and				178.0	179.8	1.8	0.266	0.28	0.270	54.3	54.8	0.5	9.12	9.70	9.26	Gloria
and				241.7	243.0	1.3	1.083	2.06	1.112	73.7	74.1	0.4	37.13	70.50	38.11	Gloria

GLOR15-014	14	46	425	70.0	71.3	1.3	0.572	0.93	0.585	21.3	21.7	0.4	19.60	31.90	20.04	Gloria
and				242.1	245.6	3.5	0.695	2.62	0.731	73.8	74.9	1.1	23.82	89.74	25.06	Gloria
incl				244.5	245.6	1.1	1.384	3.70	1.435	74.5	74.9	0.3	47.46	127.00	49.22	Gloria
and				305.0	305.6	0.6	1.126	4.55	1.189	93.0	93.1	0.2	38.60	156.00	40.76	Gloria

GLOR15-015	12	27	381	54.5	55.5	1.0	0.620	0.72	0.630	16.6	16.9	0.3	21.26	24.60	21.61	Gloria
and				190.9	192.5	1.6	0.178	1.36	0.197	58.2	58.7	0.5	6.10	46.60	6.75	Gloria

and				257.9	262.7	4.8	0.349	3.83	0.403	78.6	80.1	1.5	11.99	131.27	13.81	Gloria
and				269.7	273.7	4.0	0.526	3.78	0.579	82.2	83.4	1.2	18.06	129.62	19.85	Gloria

GLOR15-016	11	-17	325	83.9	85.1	1.2	0.238	0.66	0.247	25.6	25.9	0.4	8.17	22.70	8.48	Gloria
and				171.4	172.1	0.7	0.371	0.37	0.376	52.2	52.5	0.2	12.73	12.60	12.91	Gloria
and				225.3	226.8	1.5	1.095	0.98	1.109	68.7	69.1	0.5	37.53	33.70	38.00	Gloria
and				247.5	253.0	5.5	0.226	0.80	0.237	75.4	77.1	1.7	7.75	27.43	8.13	Gloria

GLOR15-017	191	3.6	452			No Significant Intercepts						No Significant Intercepts

GLOR15-018	12	40	415	174.7	175.6	0.9	0.467	1.13	0.483	53.2	53.5	0.3	16.00	38.80	16.54	Gloria
and				276.6	280.3	3.7	1.208	28.47	1.602	84.3	85.4	1.1	41.41	976.00	54.94	Gloria

GLOR15-019	12	21	350	157.8	158.3	0.5	0.393	1.12	0.408	48.1	48.2	0.2	13.47	38.30	14.00	Gloria
and				265.5	266.0	0.5	0.126	3.10	0.169	80.9	81.1	0.2	4.33	107.00	5.81	Gloria

GLOR15-020	11	-1	325	214.0	218.5	4.5	0.844	0.86	0.856	65.2	66.6	1.4	28.93	29.73	29.35	Gloria
incl				217.4	218.5	1.1	3.191	3.10	3.234	66.3	66.6	0.3	109.39	107.00	110.87	Gloria
and				226.7	227.3	0.6	0.175	1.11	0.190	69.1	69.3	0.2	6.01	38.10	6.54	Gloria
and				229.0	233.1	4.1	1.407	1.28	1.425	69.8	71.0	1.2	48.24	44.09	48.86	Gloria
incl				232.4	233.1	0.7	7.987	5.90	8.069	70.8	71.0	0.2	273.84	203.00	276.65	Gloria

GLOR15-021	11	-26	350			No Significant Intercepts						No Significant Intercepts

GLOR15-022	11	44	417	171.7	172.7	1.0	1.384	1.93	1.411	52.3	52.6	0.3	47.46	66.00	48.38	Gloria
and				271.7	272.8	1.1	0.190	37.20	0.706	82.8	83.1	0.3	6.50	1277.00	24.21	Gloria

GLOR15-023	9	27	375	203.1	205.6	2.5	0.385	9.10	0.511	61.9	62.7	0.8	13.20	313.00	17.54	Gloria
and				244.3	245.0	0.7	0.193	2.34	0.225	74.5	74.7	0.2	6.63	80.10	7.74	Gloria

GLOR15-024	10	2.5	1300	187.0	190.1	3.1	0.704	2.00	0.732	57.0	57.9	0.9	24.12	68.63	25.08	Gloria
incl				187.0	188.0	1.0	1.573	2.81	1.612	57.0	57.3	0.3	53.93	96.40	55.26	Gloria

GLOR15-025	10	-14	327	178.8	179.4	0.6	3.830	1.43	3.850	54.5	54.7	0.2	131.32	48.90	132.00	Gloria

and				189.3	190.0	0.7	0.159	1.91	0.186	57.7	57.9	0.2	5.45	65.60	6.36	Gloria
and				196.0	196.5	0.5	0.106	0.92	0.119	59.7	59.9	0.2	3.65	31.60	4.09	Gloria

GLOR15-026	350	19	450	182.4	184.9	2.5	2.119	5.60	2.197	55.6	56.4	0.8	72.66	192.00	75.32	Gloria
and				249.0	249.5	0.5	1.396	7.00	1.493	75.9	76.0	0.2	47.86	241.00	51.20	Gloria
and				397.0	397.6	0.6	0.364	7.30	0.465	121.0	121.2	0.2	12.47	250.00	15.93	Gloria

GLOR15-027	190	5	452			No Significant Intercepts						No Significant Intercepts

GLOR15-028	12	43	375	159.7	162.5	2.8	0.182	0.20	0.185	48.7	49.5	0.9	6.24	7.00	6.33	Gloria
and				204.3	207.0	2.7	0.529	27.54	0.911	62.3	63.1	0.8	18.13	944.89	31.24	Gloria
and				218.0	222.9	4.9	1.296	60.15	2.130	66.4	67.9	1.5	44.42	2061.67	73.01	Gloria
incl				220.9	222.9	2.0	2.773	147.10	4.813	67.3	67.9	0.6	95.06	5042.00	164.97	Gloria

GLOR15-029	11	-4	350	125.5	126.5	1.0	0.303	0.54	0.310	38.3	38.6	0.3	10.40	18.40	10.65	Gloria
and				163.5	166.3	2.8	0.134	1.18	0.150	49.8	50.7	0.9	4.58	40.40	5.14	Gloria

GLOR15-030	11	-30	350	200.0	200.6	0.6	0.225	0.22	0.228	61.0	61.1	0.2	7.71	7.40	7.81	Gloria
and				211.5	213.2	1.7	0.122	2.02	0.150	64.5	65.0	0.5	4.17	69.10	5.13	Gloria

GLOR15-031	11	33	400	130.0	130.6	0.6	0.165	3.30	0.211	39.6	39.8	0.2	5.66	112.00	7.21	Gloria
and				134.0	136.4	2.4	0.127	5.20	0.199	40.8	41.6	0.7	4.35	177.00	6.80	Gloria
and				146.4	146.9	0.5	0.148	0.83	0.159	44.6	44.8	0.2	5.07	28.40	5.46	Gloria

GLOR15-032	12	11	850	109.1	113.5	4.4	0.376	0.33	0.380	33.3	34.6	1.3	12.89	11.44	13.05	Gloria
incl				109.1	110.5	1.4	1.054	0.76	1.065	33.3	33.7	0.4	36.13	26.10	36.49	Gloria
and				122.0	123.7	1.7	3.653	6.20	3.739	37.2	37.7	0.5	125.25	213.00	128.21	Gloria

GLOR15-033	13	-18	375	136.1	147.0	10.9	0.358	0.59	0.366	41.5	44.8	3.3	12.28	20.20	12.56	Gloria
incl				146.5	147.0	0.5	1.009	0.68	1.018	44.7	44.8	0.2	34.60	23.20	34.92	Gloria

GLOR15-034	13	-35	375	200.2	208.6	8.4	4.093	6.24	4.180	61.0	63.6	2.6	140.35	214.14	143.31	Gloria
incl				203.0	204.7	1.7	17.990	26.90	18.363	61.9	62.4	0.5	616.80	923.00	629.60	Gloria

GLOR15-035	349	13	1301	99.4	100.4	1.0	0.999	0.80	1.010	30.3	30.6	0.3	34.26	27.30	34.64	Gloria
and				108.0	117.0	9.0	0.696	3.05	0.739	32.9	35.7	2.7	23.88	104.76	25.33	Gloria
incl				108.0	112.0	4.0	1.445	6.61	1.536	32.9	34.1	1.2	49.53	226.70	52.67	Gloria

GLOR15-036	190	7	405			No Significant Intercepts						No Significant Intercepts
*Calculated gold equivalent ratio 72.12:1
*intercepts are not true widths